FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2004

CREAM MINERALS LTD.

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cream Minerals Ltd

(Registrant)

By:/s/ Rodrigo Romo

(Signature)

Rodrigo A. Romo, Legal Assistant

Date: December 3, 2004

CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com / www.langmining.com

November 4, 2004

Ticker Symbol:  CMA-TSX Venture

SEC 12g3-2(b):  82-4741

CREAM SUSPENDS KASLO DRILL PROGRAM DUE TO DRILL RELATED PROBLEMS

Cream Minerals Ltd. (CMA-TSX Venture) has suspended the diamond drill program on its Kaslo Silver Property, located near Kaslo in south-eastern British Columbia.  This two hole drill program was designed to test the lateral and down dip extensions of the high grade silver mineralization found within the strongly faulted Silver Bear shear structure.

Diamond drilling was suspended after attempts to drill through the highly mineralized fault zone were unsuccessful.  The initial drill hole was abandoned at 34 metres when the drill proved incapable of coring the shear zone.  A second steeper angled drill hole was successful in intersecting the hanging wall of the mineralized shear structure.  However, the second hole did not penetrate through the entire width of the shear zone and did not intersect the high-grade footwall mineralization.

Although the drill holes did not reach their proposed depth, the width and intensity of the intersected shear structure is very encouraging.  Prior drilling by Cream in 1998 returned values up to 2,271 g/t silver over 0.51 metres within a 3.25 metre interval that assayed 390.05 g/t silver from drill hole 98SB-05.  The highest silver values intersected in the previous drill program were obtained from the strongest part of the shear zone tested during that program.  These step out holes intersected what appears to be broader and more intense shearing that may be related to higher grade silver values.

The company proposes to return to the Silver Bear area of its Kaslo Silver Property and continue the drill program using a reverse circulation drill.

For more information about Cream Minerals Ltd. and its projects, please visit our website at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact:

Renmark Financial Communications Inc.

OR

Malcolm Powell, Investor Relations

Tel:  (514) 939-3989  Fax: (514) 939-3717

Tel:  (604) 277-1752  Fax: (604) 687-4212

Neil Murray-Lyon - Email: nmurraylyon@renmarkfinancial.com

Email:  info@creamminerals.com

Sylvain Laberge - Email: slaberge@renmarkfinancial.com

No regulatory authority has approved or disapproved the information contained in this news release

CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

November 5, 2004

TSX Venture Exchange:  CMA

OTC Bulletin Board:  CRMXF

U.S. 20-F Registration

CREAM MINERALS RECEIVES APPROVAL OF
FENIX GOLD - SILVER PROPERTY OPTION

Cream Minerals Ltd. (CMA-TSX-V) ("Cream") is pleased to announce that the TSX Venture Exchange has accepted the previously announced option to purchase agreement (see press release dated October 29, 2004) between Cream's wholly owned Mexican subsidiary, Cream Minerals de Mexico S.A. de C.V. and Juan Pablo Aguilera Barba and Celina Lopez Camarena (the "Optionors"), whereby Cream's subsidiary may acquire a 51% right, title and interest in and to the "Fenix" and "La Fenix 2" gold-silver properties (the "Property"), located in the Province of Nayarit, Mexico.

Pursuant to the terms of the option agreement, the Optionors will vest the 51% right, title and interest in the Property to Cream's subsidiary in exchange for cash payments totalling US$100,000 over a six-month period and the issuance of 200,000 common shares by Cream over a 12 month period.  In addition to the above cash and share payments, the Subsidiary must incur expenditures on the Property totalling US$300,000 within one year following the date of regulatory approval.

Interest in the Fenix property, 60 km southeast of Tepic, Nayarit, arose when Ferdinand Holcapek, P.Eng., the Company's Qualified Person, was invited by a local miner to visit and sample the La Fenix Mine earlier this year.  Upon examination, a grab sample taken by Ferdinand Holcapek located at the old mine entrance was assayed, yielding the following value:

(Grab)	Gold	Silver	Lead	Zinc
	31.9 g/t	9,280 g/t	3.76%	9.39%

Reopening of the mine located an adit into a gently sloping hillside where the remnants of a 1.8 meter wide vein was found on one level.  Subsequent sampling taken by Mr. Holcapek revealed a 96 meter long drift averaging as follows:

Width	Gold	Silver
2.19 metres	11.838 g/t	1,482.51 g/t

including a 46 meter high-grade section averaging:

Sample	Width	Gold	Silver
#182691 to 182696 & #182708 to 182709	1.60 m	39.73 g/t	4,783.25 g/t

Although numerous other showings on the property are being found and sampled, a Company priority is to determine the size of the high-grade zone through an early drilling program.

Once vested with the 51% right, title and interest in and to the Property, the Subsidiary will enter into a joint venture with the Optionors whereby both parties will transfer their respective right, title and interest in and to the Property into a newly formed Mexican corporation which shall be owned 51% by the Subsidiary and 49% by the Optionors.

No common shares will be issued as bonuses, finder's fees or commissions in connection with this transaction.  The common shares issued pursuant to the Agreement have a four-month hold period expiring four months from the date of each issuance.

The Property centres on two historic, high-grade gold-silver mines that are separated by a distance of about 700 metres horizontally and about 25 metres vertically.  The workings appear to be centred on a fault - breccia zone having an average width of 1.80 metres within a 100 metre wide zone of silicification and quartz stockwork.  The wall rock is bedded, silica flooded rhyolitic tuff showing sericite and argillic alteration with some secondary feldspar.  The original workings were accessed by shallow adits.  The Subsidiary proposes to drill below the workings to determine if the mineralization extends to depth.

The Property is under the supervision of Mr. Ferdinand Holcapek, P.Eng.  Mr. Holcapek is the Company's "Qualified Person" for the purpose of National Instrument 43-101, as defined by National Instrument 43-101, Standards of Disclosure of Mineral Projects, Canadian Securities Administrators.

For more information about Cream Minerals Ltd. and its projects, please visit our website at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact:

Renmark Financial Communications Inc.

OR

Malcolm Powell, Investor Relations

Tel:  (514) 939-3989  Fax: (514) 939-3717

Tel:  (604) 277-1752  Fax: (604) 687-4212

Neil Murray-Lyon - Email: nmurraylyon@renmarkfinancial.com

Email:  info@creamminerals.com

Sylvain Laberge - Email: slaberge@renmarkfinancial.com

No regulatory authority has approved or disapproved the information contained in this news release

CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

November 29, 2004

OTC Bulletin Board

Symbol:  CRMXF

U.S. 20-F Registration

TSX Venture Exchange

Symbol:  CMA

CREAM MINERALS ANNOUNCES SECOND QUARTER RESULTS

Cream Minerals Ltd. (CMA - TSX Venture) announces that during the six months ended September 30, 2004 ("fiscal 2005"), a loss of $365,063 ($0.01 per share) was incurred compared to a loss of $103,492 ($0.00 per share) in the six months ended September 30, 2003 ("fiscal 2004").  In fiscal 2005, corporate general and administrative costs totalled $369,347 compared to $103,535 in fiscal 2004.  The increase was primarily due to stock-based compensation valued using the Black-Scholes method at $148,984 which was recorded in fiscal 2005, compared to $1,442 of stock-based compensation in fiscal 2004.  The largest change in expenses was in shareholder communications, which increased from $27,193 in fiscal 2004 to $69,739 in fiscal 2005.  Salaries and benefits also increased from $30,371 to $207,716, primarily due to stock-based compensation.

Cash expenditures on exploration in the six months ended September 30, 2004, total $540,407, which compares to $96,183 in the six months ended September 30, 2003.  Exploration expenditures, by property, for the six months ended September 30, 2004 are as follows:  Nuevo Milenio - $372,656, Fenix - $107,634, Kaslo Silver - $6,402, Goldsmith and other properties in British Columbia - $56,981, and $3,036 on the Stephens Lake Property in Manitoba, which is under option to BHP Billiton Diamonds Inc.

At September 30, 2004, Cream Minerals had working capital of $428,383.

For more information about Cream Minerals and its mineral property interests, please visit our website at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact:

Renmark Financial Communications Inc.

OR

Malcolm Powell, Investor Relations

Tel:  (514) 939-3989  Fax: (514) 939-3717

Tel:  (604) 277-1752  Fax: (604) 687-4212

Neil Murray-Lyon - Email: nmurraylyon@renmarkfinancial.com

Email:  info@creamminerals.com

Sylvain Laberge - Email: slaberge@renmarkfinancial.com

No regulatory authority has approved or disapproved the information contained in this news release

CREAM MINERALS LTD.

CMA-TSX VENTURE

1400 - 570 Granville Street

Vancouver, BC  Canada V6C 3P1

Tel: (604) 687-4622   Fax: (604) 687-4212

Toll free: 1-888-267-1400  Email: info@creamminerals.com

November 29, 2004

British Columbia Securities Commission PO Box 10142 Pacific Centre, 701 West Georgia Street Vancouver, BC V7Y 1L2	VIA SEDAR

Dear Sirs:

Re:

Interim Report for the Six-Months Ended September 30, 2004 and 2003

Today, Cream Minerals Ltd. ("the Company") distributed its Consolidated Interim Financial Statements and MD&A for the six-months ended September 30, 2004 and 2003, to shareholders appearing on the Company's supplemental mailing list.

Yours truly,

Paralegal

for Cream Minerals Ltd.

cc:

United States Securities and Exchange Commission - 20-F #000-29870

cc:

Alberta Securities Commission

cc:

TSX Venture Exchange

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2.  Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end.  "Exchange Issuer" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada.  Three schedules must be attached to this report as follows:

SCHEDULE A:  FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following:  balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

  a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;

  a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and

  income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 Changes in the Ending Date of a Financial Year and in Reporting Status for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 Enterprises in the Development Stage that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B:  SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1.

Analysis of expenses and deferred costs

Provide a breakdown of amounts presented in the financial statements for the following:  deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements.  All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

Breakdowns are required for the year-to-date period only.

Breakdowns are not required for comparative periods.

Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property.  Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B.  Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced.  Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2.

Related party transactions

Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3.

Summary of securities issued and options granted during the period

Provide the following information for the year-to-date period:

(a)

summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and

(b)

summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4.

Summary of securities as at the end of the reporting period

Provide the following information as at the end of the reporting period:

(a)

description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,

(b)

number and recorded value for shares issued and outstanding,

(c)

description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and

(d)

number of shares in each class of shares subject to escrow or pooling agreements.

5.

List the names of the directors and officers as at the date this report is signed and filed.

SCHEDULE C:  MANAGEMENT DISCUSSION AND ANALYSIS

1.

General Instructions

(a)

Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b)

Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c)

For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d)

The discussion must be factual, balanced and non-promotional.

(e)

Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2.

Description of Business

Provide a brief description of the issuer's business.  Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3.

Discussion of Operations and Financial Condition

Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements.  Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition.  This is not intended to be an exhaustive list of the relevant items.

(a)

expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;

(b)

acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;

(c)

acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;

(d)

material write-off or write-down of assets;

(e)

transactions with related parties, disclosed in Schedule B or the notes to the financial statements;

(f)

material contracts or commitments;

(g)

material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);

(h)

material terms of any existing third party investor relations arrangements or contracts including:

i.

the name of the person;

ii.

the amount paid during the reporting period; and

iii.

the services provided during the reporting period;

(i)

legal proceedings;

(j)

contingent liabilities;

(k)

default under debt or other contractual obligations;

(l)

a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;

(m)

regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;

(n)

management changes; or

(o)

special resolutions passed by shareholders.

4.

Subsequent Events

Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5.

Financings, Principal Purposes and Milestones

(a)

In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.

(b)

Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6.

Liquidity and Solvency

Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 - System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements.  Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements.  Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate.  To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F.  A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements.  The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS				DATE OF REPORT
NAME OF ISSUER Cream Minerals Ltd.			FOR QUARTER ENDED September 30, 2004	YY MM DD 2004 Nov. 26
ISSUER ADDRESS Suite 1400 - 570 Granville Street
CITY Vancouver	PROVINCE BC	POSTAL CODE V6C 3P1	ISSUER FAX NO. 604-687-4212	ISSUER TELEPHONE NO. 604-687-4622
CONTACT NAME ANDREW MACRITCHIE		CONTACT POSITION Controller		CONTACT TELEPHONE NO. 604-687-4622
CONTACT EMAIL ADDRESS rromo@langmining.com		WEB SITE ADDRESS www.creamminerals.com

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE "Sargent H. Berner"	PRINT FULL NAME Sargent H. Berner			DATE SIGNED YY MM DD 2004 NOV. 26
DIRECTOR'S SIGNATURE "Frank A. Lang"	PRINT FULL NAME Frank A. Lang			DATE SIGNED YY MM DD 2004 NOV. 26

CREAM MINERALS LTD.

(an exploration stage company)

CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2004 and 2003

(The Company's independent auditor has not performed a review of these financial statements)

CREAM MINERALS LTD.

(an exploration stage company)

Balance Sheets

The Company's independent auditor has not performed a review of these financial statements.

	September 30,	March 31,
	2004	2004

Assets

Current assets
Cash and cash equivalents	$436,378	$1,180,052
Taxes recoverable	82,941	68,719
Prepaid expenses	2,906	20,569
	522,225	1,269,340

Mineral property interests (see schedule) (Note 2)	2,044,826	1,389,607
Plant and equipment	41,060	10,500
Investments	68,895	68,895
Reclamation bonds	19,503	16,503

	$2,696,509	$2,754,845

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$26,058	$25,977
Accounts payable, related parties (Note 4)	67,784	190,103
	93,842	216,080

Shareholders' equity
Share capital (Note 3)	16,787,113	16,516,678
Contributed surplus	406,166	247,636
Deficit	(14,590,612)	(14,225,549)
	2,602,667	2,538,765

	$2,696,509	$2,754,845
Subsequent events (Notes 2 and 5)

See accompanying notes to financial statements.

Approved by the Directors

Arthur G. Troup

CREAM MINERALS LTD.

(an exploration stage company)

Statements of Operations and Deficit

The Company's independent auditor has not performed a review of these financial statements.

	Three Months Ended September 30,		Six Months Ended September 30,
	2004	2003	2004	2003

Expenses
Foreign exchange	$8,977	$568	$6,451	$187
Legal, accounting and audit	10,146	6,242	21,134	10,474
Management fees	7,500	7,500	15,000	15,000
Office and administration	12,446	2,623	18,786	5,296
Property investigations	21,039	223	21,091	1,119
Salaries and benefits	87,250	22,043	207,716	30,371
Shareholder communications	34,653	20,099	69,739	27,193
Travel and conferences	2,852	437	9,430	4,088
Write-down of mineral property interests	--	--	--	9,807
Interest and other income	(3,711)	(24)	(4,284)	(43)
	181,152	59,711	365,063	103,492

Loss for the period	181,152	59,711	365,063	103,492

Deficit, beginning of period	14,409,460	13,778,461	14,225,549	13,734,680

Deficit, end of period	14,590,612	$13,838,172	$14,590,612	$13,838,172

Loss per share, basic and diluted	$0.01	$0.00	$0.01	$0.00

Weighted average number of common shares outstanding - basic and diluted	28,511,769	22,194,972	28,430,900	21,686,729
Number of common shares outstanding at end of period	28,930,659	22,323,777	28,930,659	22,323,777

See accompanying notes to financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Statements of Cash Flows

The Company's independent auditor has not performed a review of these financial statements.

	Three Months Ended September 30,		Six Months Ended September 30,
	2004	2003	2004	2003

Cash provided by (used for):

Operations
Loss for the period	$(181,152)	$(59,711)	(365,063)	$(103,492)
Items not involving cash
Stock-based compensation	46,557	721	148,984	1,442
Write-down of mineral property interests	-	-	-	9,807
	(134,595)	(58,990)	(216,079)	(92,243)
Changes in non-cash working capital
Accounts receivable and prepaids	(1,517)	970	17,663	1,188
Due to/from related parties	(32,578)	138,958	(122,319)	209,976
Taxes recoverable	18,776	(5,136)	(14,222)	(9,048)
Accounts payable and accrued liabilities	(27,635)	(9,704)	81	4,280
	(177,549)	66,098	(334,876)	114,153

Investing activities
Mineral property interests
Acquisition costs	(11,346)	(6,697)	(32,427)	(16,619)
Exploration and development costs	(154,473)	(56,411)	(529,061)	(96,183)
Equipment purchases	(13,981)	-	(30,560)	-
Reclamation bonds	-	-	(3,000)	-
	(179,800)	(63,108)	(595,048)	(112,802)

Financing activities
Common shares issued for cash	140,000	22,500	186,250	22,500

Increase (decrease) in cash, restricted cash and cash equivalents during the period	(217,349)	25,490	(743,674)	23,851

Cash, restricted cash, and cash equivalents, beginning of period	653,727	7,082	1,180,052	8,721

Cash, restricted cash, and cash equivalents, end of period	$436,378	$32,572	$436,378	$32,572

Supplemental information
Adjustment to contributed surplus for stock option exercises	$ -	$ -	$8,102	$ -
Issuance of shares for debt settlement	$ -	$ -	$ -	$331,389
Shares issued for mineral property interests	$5,583	$ -	$76,083	$14,500
Stock compensation in mineral property interests	$5,515	$2,305	$17,648	$4,610

See accompanying notes to financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the six months ended September 30, 2004 and 2003

The Company's independent auditor has not performed a review of these financial statements.

1.

Going concern and nature of operations

The accompanying financial statements for the interim periods ended September 30, 2004 and 2003, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented.  The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year.  These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company's audited financial statements for the year ended March 31, 2004.

Cream Minerals Ltd. (the "Company") is incorporated in the Province of British Columbia under the Business Corporations Act (British Columbia), and its principal business activity is the exploration and development of mineral properties.

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company's ability to operate as a going concern.  These financial statements are prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business.  Accordingly, they do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary should the Company be unable to achieve profitable mining operations or obtain adequate financing to continue as a going concern.

The Company has working capital as at September 30, 2004, of $428,383.  Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title.  Property title may be subject to unregistered prior agreements and non-compliance regulatory requirements.

2.

Mineral property interests

Goldsmith property

The Company holds an option to acquire a 100% interest in the Goldsmith property located near Kaslo, British Columbia.  The option agreement calls for the issuance of 200,000 common shares (100,000 issued) and cash payments totalling $110,000 ($20,000 paid) over six years, beginning in April 2003.  The optionors will retain a 2% net smelters return royalty ("NSR") on all metals.  Cream has the right to reduce the NSR to 1.0% by the payment of $1,000,000 to the Optionor at any time up to and including the commencement of commercial production.  The Goldsmith property is comprised of the Goldsmith property and the Lucky Jack claims.

Lucky Jack claims

The Company entered into an option agreement to acquire a 100% interest in the Lucky Jack mineral claims located near Kaslo, British Columbia.  The option agreement calls for the issuance of 200,000 common shares (100,000 issued) and payments totalling $110,000 ($10,000 paid) over 6 years, beginning in April 2003.  The optionor will retain a 2% NSR royalty on all metals.  Cream has the right to reduce the NSR to 1.0% by the payment of $1,000,000 to the Optionor at any time up to and including the commencement of commercial production.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the six months ended September 30, 2004 and 2003

The Company's independent auditor has not performed a review of these financial statements.

2.

Mineral property interests (continued)

Trout Claim Group

The Company has jointly entered into an agreement (the "Agreement") with 4378831 Manitoba Ltd. (the "Optionor") to option two (2) staked claims namely the Trout and Trout 1 claims located approximately 130 km east of Gillam, Manitoba (the "Trout Claim Group") and encompassing an area of 256 hectares.  The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Claim Group, which is held by the Optionees (namely the Company, Sultan, and ValGold) and is currently under option to BHP Billiton.

Under the terms of the Agreement the Optionees have agreed to make total cash payments of $110,000 ($3,333 paid) and issue 200,001 common shares (66,667 shares in the capital of each of the Optionees) (16,667 common shares issued) to the Optionor over a 36-month period from July 22, 2004.  In addition, the Optionees must also incur exploration expenses and activities of no less than $5,000 by July 22, 2005, $50,000 cumulative prior to the July 22, 2006, and $250,000 cumulative prior to July 22, 2006.  In exchange for the above cash and share payments, and upon completion of the above exploration expenditures and activities, the Optionees will be vested with 75% right, title and interest in and to the Trout Claim Group.  Upon vesting of the 75% interest as set out above, the Optionees and the Optionor shall enter into a 75:25 Joint Venture for the further exploration and development of the Trout Claim Group.

Fenix and La Fenix 2 Gold-Silver Properties, Mexico

Subsequent to September 30, 2004, the Company, through its wholly owned Mexican subsidiary, Cream Minerals de Mexico, S.A. de C.V. (CMM), entered into an option to purchase agreement with the optionors to acquire a 51% right, title and interest in the "Fenix" and "La Fenix 2" gold-silver properties, located in the State of Nayarit, Mexico.

Pursuant to the terms of the agreement, the optionors will vest 51% right, title and interest in the properties to CMM in exchange for cash payments totalling US$100,000 (US$50,000 paid subsequent to September 30, 2004) over a six-month period and issuance of 200,000 common shares (50,000 issued subsequent to September 30, 2004) of the Company to be received over a 12-month period.  In addition to the above cash and share payments, the CMM must incur expenditures on the property totalling US$300,000 within one year following the date of regulatory approval, which was November 2, 2004.

Once vested with the 51% right, title and interest in the property, CMM will enter into a joint venture with the optionors where both parties will transfer their respective right, title and interest in the property into a newly formed Mexican corporation which will be owned 51% by CMM and 49% by the optionors.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the six months ended September 30, 2004 and 2003

The Company's independent auditor has not performed a review of these financial statements.

3.

Share capital

Authorized:

500,000,000 common shares without par value

Issued and fully paid:

	Number of Shares	Amount
Balance, March 31, 2003	19,864,519	$13,856,750
Shares issued for mineral property interests and other
Goldsmith Claims	50,000	7,000
Lucky Jack Claims	50,000	7,500
Kootenay Gemstone Property	100,000	75,000
Fractional rounding adjustment	2	-
Corporate finance and agent's fee	125,240	81,425
Shares issued for debt	2,209,256	331,388
Stock-based compensation	-	13,832
Shares issued for cash
Private placements, less share issue costs	3,900,000	1,828,487
Exercise of warrants	1,422,974	257,446
Stock options exercised	328,000	57,850
Balance, March 31, 2004	28,049,991	16,516,678
Shares issued for mineral property interests and other
Goldsmith Claims	50,000	32,000
Lucky Jack Claims	50,000	38,500
Trout Claim Group	16,667	5,583
Stock based compensation	-	8,102
Shares issued for cash
Exercise of warrants	635,001	170,000
Stock options exercised	129,000	16,250
Balance, September 30, 2004	28,930,659	$16,787,113

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the six months ended September 30, 2004 and 2003

The Company's independent auditor has not performed a review of these financial statements.

4.

Related party transactions and balances

	September 30, 2004	September 30, 2003
Services rendered during the period:
LMC Management Services Ltd. (a)	$92,061	$64,528
Lang Mining Corporation (b)	15,000	15,000
Director (c)	65,504	16,205
Legal fees	20,988	2,026

	September 30, 2004	March 31, 2004
Balances payable to (e):
ValGold Resources Ltd.	-	13,381
Directors	25,080	140,273
LMC Management Services Ltd.	32,704	3,376
Lang Mining Corporation	-	3,183
Legal fees	10,000	29,890
	$67,784	$190,103

(a)

Commencing August 1, 2001, management, administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC"), a private company held by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.

(b)

Lang Mining Corporation ("Lang Mining") is a private company controlled by the President of the Company.  Lang Mining provides management services at a rate of $2,500 per month for the services of the president and chief executive officer.

(c)

Fees are paid to a director at a rate of US$2,000 per month for administrative services.  In addition, he is paid a fee of US$250 per day for geological services rendered.

(d)

The Company has investments that include shares of Sultan Minerals Inc., Emgold Mining Corporation and ValGold Resources Ltd., companies with directors and management in common with the Company.

(e)

Balances payable to are included in accounts receivable and accounts payable and accrued liabilities, respectively, on the balance sheets.  These amounts are non-interest bearing and due on demand.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the six months ended September 30, 2004 and 2003

The Company's independent auditor has not performed a review of these financial statements.

5.

Subsequent events:

Subsequent to September 30, 2004:

(a)

600,000 stock options were granted to directors, officers, and employees at a price of $0.30, expiring October 6, 2009; and

(b)

175,000 warrants were exercised at a price of $0.40.

CREAM MINERALS LTD.

(an exploration stage company)

Schedules of Mineral Property Interests

The Company's independent auditor has not performed a review of these financial statements.

	September 30,	March 31,
	2004	2004
Kaslo Silver Property, British Columbia
Acquisition costs	$2,967	$1,445
Exploration and development costs	7,050	648
	10,017	2,093

Goldsmith and Other Properties, British Columbia
Acquisition costs
Balance, beginning of period	155,664	29,754
Incurred during the period	98,071	125,910
Balance, end of period	253,735	155,664
Exploration and development costs
Assays and analysis	7,166	8,480
Geological	42,907	53,377
Site activities	143	100
Travel and accommodation	6,765	10,427
Incurred during the period	56,981	72,384
Balance, beginning of period	59,811	-
Balance, end of period	116,792	72,384
Write down of mineral property interests	-	(12,573)
	370,527	215,475

Nuevo Milenio Property, Mexico
Exploration and development costs
Assays and analysis	35,752	15,169
Drilling	134,382	350,919
Geological	80,161	168,573
Site activities	76,843	53,383
Travel and accommodation	45,518	51,818
Incurred during the period	372,656	639,862
Balance, beginning of period	1,137,763	497,901
Balance, end of period	1,510,419	1,137,763

Fenix, Mexico
Exploration and development costs
Assays and analysis	5,497	-
Drilling	4,080	-
Geological	12,650	-
Site activities	65,917	-
Travel and accommodation	19,490	-
Incurred during the period	107,634	-
Balance, beginning of period	-	-
Balance, end of period	107,634	-

Stephens Lake Property, Manitoba
Acquisition costs
Balance, beginning of period	30,042	-
Incurred during the period	8,917	30,042
Balance, end of period	38,959	30,042
Exploration and development costs
Geological and geophysical	3,036	4,234
Incurred during the period	3,036	4,234
Balance, beginning of period	4,234	-
Balance, end of period	7,270	4,234
	46,229	34,276
Mineral Property Interests	$2,044,826	$1,389,607

CREAM MINERALS LTD.

Quarterly Report

September 30, 2004

SCHEDULE A:  FINANCIAL INFORMATION

See attached unaudited consolidated financial statements.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.

Analysis of expenses and deferred costs.

See unaudited consolidated financial statements attached in Schedule A to the Form 51-901F.

2.

Related party transactions

See note 4 to the unaudited consolidated financial statements attached in Schedule A to the Form 51-901F.

3.

Summary of securities issued and options granted during the period

(a)

Securities issued during the three months ended September 30, 2004:

Date of Issue	Type of Security	Type of Issue	Number	Price ($)	Total Proceeds ($)	Type of Consideration	Commission Paid ($)
July 21, 2004	Common	Property payment	16,667	0.335	5,583	Property payment	Nil
August 10, 2004	Common	Warrants	200,000	0.25	50,000	Cash	Nil
August 12, 2004	Common	Warrants	200,000	0.25	50,000	Cash	Nil
August 13, 2004	Common	Warrants	150,000	0.25	37,500	Cash	Nil
August 13, 2004	Common	Warrants	10,001	0.25	2,500	Cash	Nil

(b)

Options granted during the three months ended September 30, 2004:

Nil

Cream Minerals Ltd.

Quarterly Report

September 30, 2004

4.

Summary of securities as at the end of the reporting period

(a)

Authorized Capital

500,000,000 common shares without par value.

Issued and Outstanding Capital

28,930,659 common shares

(b)(i)

Stock Options Outstanding

Number of Shares	Exercise Price($)	Expiry Date
601,600	0.10	September 29, 2005
844,000	0.15	April 26, 2007
1,230,300	0.54	December 18, 2008
2,675,900

(ii)

Warrants Outstanding

Number of Shares	Exercise Price ($) Yr 1 / Yr.2	Expiry Date
1,425,000	0.40	November 13, 2004
1,742,620	0.75	February 19, 2005

(iii)

Shares in Escrow

There are no shares in escrow.

5.

List of directors and officers as at the date this report is signed and filed.

Frank A. Lang (director and officer)

Ronald Lang (director)

Sargent H. Berner (director)

Ferdinand Holcapek (director)

Robin Merrifield (director)

Arthur G. Troup (director and officer)

Shannon Ross (officer)

Cream Minerals Ltd.

Quarterly Report

September 30, 2004

PROJECT UPDATES

All work in Mexico is under the direct supervision of and reported by Frederick Holcapeck, P. Eng. Director and General Administrator Cream Minerals de Mexico, S.A. de C.V.

Nuevo Milenio Silver Gold Property, Mexico

The 6,928-hectare Nuevo Milenio property is located south east of the city of Tepic in the State of Nayarit, Mexico.  The property covers several overlapping calderas defined by rhyolitic ring dykes and rhyolite domes.  Work to date has been concentrated within the five km diameter, Nuevo Milenio Caldera.  The main targets of interest are the 1.5-kilometre long Dos Hornos quartz vein structure, the 1-km long Once Boca quartz vein-stock work zone and the Cerro Chacuaco zone encompassing Mina Nanche, Mina Perdida, Mina Chacuaco, Arroyo Chacuaco, Chacuaco West and Cafetal.  Other targets not yet explored are Astasis I & II, Pozo San Antonio, Area Domo El Dragon and argillic alteration and silica caps over an area of 2 km by 1 km.  Near La Labor, argillic alteration covers a zone about 1 km long and 200 m wide.  Other known zones are at Area Domo Esperanza and Area Dos Amigos in mineral claim CMM I.

A final report on an Enzyme Leach orientation study completed on its Nuevo Milenio property in Nayarit State, Mexico was received by the Company.  The study was undertaken by Dr. G. H. Gale, P. Eng., Province of Manitoba, to determine if partial leach analytical methods could be used in delineating exploration targets. (See CMA News Releases dated May 5, 2004 and August 6, 2004).  This work was undertaken during the period April 15, 2004 to April 28, 2004.

Dr. Gale's consulting report may be summarized as follows:  "The orientation study has successfully demonstrated that the rare earth elements, Au, Mo, W, Sb, Pb and Zn, when used together with other suites of elements, can not only discriminate different metal associations, but also can focus exploration into the most prospective parts of the three major mineralized zones on the property.  All previously known precious metal vein and stockwork zones that were tested by the orientation survey are readily identified by their gold responses (See CMA News Releases dated May 5, 2004 and August 6, 2004).  The results of the orientation study also demonstrate that it is possible to discriminate between different mineralization types within these three known zones, including defining 'bonanza type' veins within zones of disseminated and stockwork mineralization."

Dr. G. H. Gale, P.Eng., recommends that the Once Bocas, Cafetal and South Once Bocas areas be more fully investigated with a partial leach survey to establish potential drill targets in these areas of alteration, disseminated mineralization and silica stockworks.  The cost of the recommended work would be in the order of US $150-175,000, exclusive of a follow-up drill program.

Dr. G. H. Gale, P.Eng., is a "Qualified Person" for the purposes of National Instrument 43-101.

Fenix and La Fenix 2 Gold-Silver Properties, Mexico

Subsequent to September 30, 2004, Cream, through its wholly owned Mexican subsidiary, Cream Minerals de Mexico, S.A. de C.V. (CMM), entered into an option to purchase agreement with the optionors to acquire a 51% right, title and interest in the "Fenix" and "La Fenix 2" gold-silver properties, located in the State of Nayarit, Mexico.

Pursuant to the terms of the agreement, the optionors will vest 51% right, title and interest in the properties to CMM in exchange for cash payments totalling US$100,000 (US$50,000 paid subsequent to September 30, 2004) over a six-month period and issuance of 200,000 common shares (50,000 issued subsequent to September 30, 2004) of the Company to be received over a 12-month period.  In addition to the above cash and share payments, CMM must incur expenditures on the property totalling US$300,000 within one year following the date of regulatory approval, which was November 2, 2004.

Once vested with the 51% right, title and interest in the property, CMM will enter into a joint venture with the optionors where both parties will transfer their respective right, title and interest in the property into a newly formed Mexican corporation which will be owned 51% by CMM and 49% by the optionors.

Cream Minerals Ltd.

Quarterly Report

September 30, 2004

The property centres on two historic, high-grade gold-silver mines that are separated by a distance of about 700 metres horizontally and about 25 metres vertically.  The workings appear to be centred on a fault - breccia zone having an average width of 1.80 metres within a 100 metre wide zone of silicification and quartz stockwork.  The wall rock is bedded, silica flooded rhyolitic tuff showing sericite and argillic alteration with some secondary feldspar.  The original workings were accessed by shallow adits.  The Subsidiary proposes to drill below the workings to determine if the mineralization extends to depth.

Kaslo Silver Property, British Columbia

In October 2004 Cream commenced a diamond drill program on its 100% owned Kaslo Silver Property, located in southeastern British Columbia.  In November the diamond drill program was terminated due to poor ground conditions.  This two-hole drill program was designed to test the lateral and down dip extensions of the high grade silver mineralization found within the strongly faulted Silver Bear shear structure.

Diamond drilling was suspended after attempts to drill through the highly mineralized fault zone were unsuccessful.  The initial drill hole was abandoned at 34 metres when the drill proved incapable of coring the shear zone.  A second steeper angled drill hole was successful in intersecting the hanging wall of the mineralized shear structure.  However, the second hole did not penetrate through the entire width of the shear zone and did not intersect the high-grade footwall mineralization.

Although the drill holes did not reach their proposed depth, the width and intensity of the intersected shear structure is very encouraging.  Prior drilling by Cream in 1998 returned values up to 2,271 g/t silver over 0.51 metres within a 3.25 metre interval that assayed 390.05 g/t silver from drill hole 98SB-05.  The highest silver values intersected in the previous drill program were obtained from the strongest part of the shear zone tested during that program.  These step-out holes intersected what appears to be broader and more intense shearing that may be related to higher grade silver values.

The Company plans to return to the Silver Bear area of the Kaslo Silver Property and continue the drill program using a reverse circulation drill.

Kootenay Gemstone Property, British Columbia

The Company holds an option to acquire a 100% interest in the Kootenay Gemstone (formerly called Bayonne Aquamarine) Property located in the Nelson Mining Division, British Columbia.  Additional claims adjacent to those originally optioned have been acquired for Cream by staking.

The Kootenay Gemstone Property is located on the west and south sides of Kootenay Lake, in the Nelson Mining Division of southeastern British Columbia.  The northwestern corner of the property is located 30 kilometres east of Salmo and the southeastern corner of the property is 12 km west of Creston.  The claims cover an area of approximately 5,800 hectares.

Recent prospecting and the establishment of detailed grids over new showings in the northern and southern sections of the property have delineated geological and geochemical trends to the favourable gem-bearing occurrences.

Proposed Exploration Program

The exploration program, which is currently underway on the Kootenay Gemstone Property, consists of prospecting, mapping and specimen collecting.  Specimens will be submitted to an independent gemologist and an appraiser in order to establish the value and marketability of the coloured beryl crystals.

Cream Minerals Ltd.

Quarterly Report

September 30, 2004

Goldsmith Property, British Columbia

The Company has an option to acquire 100% of the Goldsmith Property which contains numerous historic, small scale, high-grade gold workings (Lucky Jack, Bullock, Swede, Goldsmith, Gold Park, etc) throughout a 3 kilometre long belt of altered volcanic and sedimentary host rocks.  High-grade gold mineralization in the workings is found in numerous quartz veins which range from a few centimetres to 5 metres in width.  Also of interest on the Goldsmith Property are reported historic gold values obtained from the sulphide-altered wall rock between and adjacent to the quartz veins.

A 2-kilometre long soil geochemical grid has now been established and sampled on the Goldsmith Property located approximately 60 kilometres north of Kaslo, B.C.  Work recently completed by Cream has included mapping and sampling of numerous historic workings where rock grab and chip samples returned very high gold assay values (see News Releases dated August 1, 2004, December 10, 2003 and July 22, 2003).  Soil sampling over the Goldsmith grid will be continuing, with results to follow as available.

Location and Access

The Goldsmith Property is located west of the small community of Poplar Creek along Highway 31, 66 km north of Kaslo, BC.  The claims are located on mapsheets 082K.035 and 045 in the Slocan Mining Division of southeastern British Columbia.  Cream received encouraging assay results from a preliminary sampling program carried out on the Goldsmith Property in 2003.  Historic documents indicate extraordinarily high gold grades can be obtained from many of the old workings. Cream's initial exploration program consisted of a small rock grab and chip sampling program designed to confirm the presence of the reported extremely high gold values.

Ms. Linda Dandy, P.Geol. of P&L Geological Consultants is the Company's supervisor and "Qualified Person" for the purpose of National Instrument 43-101 for all properties in British Columbia.

Stephens Lake Property, Manitoba

In early 2003, Cream Minerals Ltd. acquired a 30,000-hectare mineral lease in Northern Manitoba adjacent to two similar sized properties acquired by Sultan Minerals Inc. and ValGold Resources Ltd.  Subsequently, these mineral leases were pooled into one block of 92,194 hectares with each company holding a one third interest.  In April 2004, an additional 80,288 hectares was acquired adjoining to the north and now the property totals 170,482 hectares.

In February 2004, the Companies entered into an agreement with BHP Billiton Diamonds Inc. ("BHP") whereby BHP was granted options to acquire up to a 70% undivided interest and fund all exploration expenditures on the property until they are terminated or fully exercised.

In July 2004 Cream jointly entered into an agreement with 4378831 Manitoba Ltd. to option two (2) staked claims namely the Trout and Trout 1 claims located approximately 130 km east of Gillam, Manitoba (the "Trout Claim Group") and encompassing an area of 256 hectares.  The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Claim Group, which is held by the Optionees (namely the Company, Sultan, and ValGold) and currently under option to BHP.

The Stephens Lake Property is 70 kilometres in length and is situated 100 km east of Gillam, Manitoba.  The property is entirely covered by unconsolidated tills, alluvial sediments and a thin veneer of Paleozoic sediments, below which the geology is believed to consist of rocks belonging to the extension of the Thompson Nickel Belt.  The Thompson Nickel Belt is one of the most important nickel producing regions in the world.  Since its discovery in the late 1950's, there has been production from five main deposits over a distance of 200 km, with production plus reserves in excess of 170 million tonnes.  The largest deposit is the Thompson deposit, where production plus reserves are estimated to be in excess of 100 million tonnes at an average grade of 2.4% nickel.

Cream Minerals Ltd.

Quarterly Report

September 30, 2004

BHP Billiton Diamonds Inc. ("BHP Billiton") has advised that a diamond drill program is planned for the Stephens Lake nickel property in Manitoba. The drill program is expected to commence in January 2005 and will test four large, airborne geophysical targets on the 170,482-hectare property.  Two additional targets will be drill tested on the adjacent Big Claim Property under option to BHP Billiton from ValGold Resources Ltd.

In March 2004, BHP flew a large airborne magnetics survey over the property to identify ultra-mafic targets within a stratigraphic package believed to be an extension of the Thompson Nickel Belt.  Several bodies of interest were defined during the aeromagnetic survey and were followed up with a VTEM helicopter electromagnetic survey to determine if the targets were possibly conductive nickel-sulphide mineralization.

The VTEM survey defined an extensive, stratigraphic package of linear coincident electromagnetic and magnetic features.  As Ni-Cu-PGE mineralization is usually both magnetic and conductive, targets were selected along these trends where structural complexities and more intense geophysical responses were apparent.

Drilling is expected to commence in mid January 2005 and will involve a minimum of 2,000 metres of diamond drilling.  Startup of the program is dependant upon snow and ice conditions along a winter road that extends east from Gillam Manitoba.

BHP is currently flying magnetic and electromagnetic surveys over the expanded property.  This work is expected to generate targets for diamond drill testing.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the audited financial statements of Cream Minerals Ltd. ("Cream") for the years ended March 31, 2004 and 2003, and related notes thereto.  Cream's financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Overview

Cream is a mineral exploration company with no producing properties and consequently has no current operating income or cash flow.  All of Cream's short to medium-term operating and exploration cash flow must be derived from external financing.

Cream's accounting policy is to capitalize all costs relating to the acquisition, exploration and development of its mineral property interests until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.  As at September 30, 2004, Cream has capitalized $2,044,826 (March 31, 2004 - $1,389,607) on the acquisition and exploration of mineral property interests.

Results of Operations

At September 30, 2004, Cream had working capital of $428,383 (March 31, 2004 - $1,053,260), and an accumulated deficit of $14,590,612 (March 31, 2004 - $14,225,549).

Six Months Ended September 30, 2004, ("fiscal 2005") Compared to Six Months Ended September 30, 2003 ("fiscal 2004")

For the six months ended September 30, 2004, Cream incurred a loss of $365,063 or $0.01 per common share, compared to $103,492, or $0.00 per common share for the six months ended September 30, 2003.  Total operating expenses, before interest income, were $369,347 in fiscal 2005 as compared to $103,535 in

Cream Minerals Ltd.

Quarterly Report

September 30, 2004

fiscal 2004.  Property write-downs of $9,807 in fiscal 2004 relate to the Raven property.  There were no property write-downs in fiscal 2005.

Legal, accounting and audit fees increased from $10,474 in fiscal 2004 to $21,134 in fiscal 2005, primarily due to increased audit fees.  The increased transactions in Mexico required significantly more time during the year-end audit and the increase in fees reflects this time.  New regulatory requirements have also contributed to the increase in fiscal 2005.  Salaries and benefits increased from $30,371 in fiscal 2004 to $207,716 in fiscal 2005 due to the inclusion of $144,921 in stock-based compensation, with no comparative compensation in fiscal 2004.

Shareholder communications increased from $27,193 in fiscal 2004 to $69,739 in fiscal 2005.  This is primarily due to investor relations' contracts entered into during the second quarter of fiscal 2005.  Details of these contracts are described below.  Listing and filing fees decreased from $7,837 in fiscal 2004 to $3,678 in fiscal 2005.  Transfer agent fees increased from $1,646 in fiscal 2004 to $8,025 in fiscal 2005.  Transfer agent fees have increased and will likely be higher throughout fiscal 2005.  Website, printing, answering investor queries, and other related costs increased from $9,692 in fiscal 2004 to $24,872 in fiscal 2005.  Stock option compensation of $4,063 is included in fiscal 2005 and relates to the vesting of stock options originally granted in the year ended March 31, 2004.  This figure compares to $6,053 worth of stock option compensation recognized in fiscal 2004.

The Company has investor relation contracts with Renmark Financial Communications Inc. ("Renmark") and Arbutus Enterprises Ltd. "(Arbutus").  During fiscal 2005 cash payments of $17,000 (fiscal 2004 - $8,000) were made to Renmark and $12,000 was paid to Arbutus.  Renmark and Arbutus are at arms length to the Company.

Travel and conference costs of $9,430 in fiscal 2005 compare to $4,088 in fiscal 2004.  The increase is primarily due to increased travel to conferences.

Three Months Ended September 30, 2004, Compared to Three Months Ended September 30, 2003

For the three months ended September 30, 2004 (Q2 2005), Cream incurred a loss of $181,152 or $0.01 per common share, compared to $59,711, or $0.00 per common share for the three months ended September 30, 2003 (Q2 2004).  Total operating expenses, before interest income, were $184,863 in Q2 2005 as compared to $59,735 in Q2 2004.

Legal, accounting and audit fees increased from $6,242 in Q2 2004 to $10,146 in Q2 2005, primarily due to new regulatory requirements and changes.  Audit time was significantly higher in Q2 2005 as the annual audit required more transaction analysis, particularly the increased exploration costs in Mexico.  Salaries and benefits increased from $22,043 in Q2 2004 to $87,250 in Q2 2005 due to the inclusion of $45,288 in stock-based compensation, with no comparative compensation in Q2 2004.

Shareholder communications increased from $20,099 in Q2 2004 to $34,653 in Q2 2005.  Listing and filing fees decreased from $4,880 in Q2 2004 to $3,678 in Q2 2005.  Transfer agent fees increased from $542 in Q2 2004 to, $6,412 in Q2 2005.  Transfer agent fees have increased and will likely be higher throughout fiscal 2005.  Website, printing, answering investor queries, and other related costs increased from $6,676 in Q2 2004 to $12,293 in Q2 2005.  Stock option compensation expense of $1,270 for vested stock options granted in the year ended March 31, 2004, is included in Q2 2005, compared to $3,027 in Q2 2004.

The Company has investor relation contracts with Renmark and Arbutus Enterprises Ltd. "(Arbutus").  During Q2 2005 cash payments of $5,000 were made to Renmark, compared to $8,000 in Q2 2004, and $6,000 was paid to Arbutus with no comparative expense in Q2 2004.  Renmark and Arbutus are at arms length to the Company.

Travel and conference costs of $2,852 in Q2 2005 compare to $437 in Q2 2004, due to attendance at more investor conferences.

Cream Minerals Ltd.

Quarterly Report

September 30, 2004

Management Services Contracts and Related Party Transactions

Effective January 1, 2003, Cream commenced paying Lang Mining Corporation $2,500 per month for the services of the President and Chairman of the Company, for a total of $15,000 in fiscal 2005 (2004 - $15,000).  These services are not provided through LMC Management Services Ltd. ("LMC").

Effective August 1, 2001, Cream has contracted its management, administrative, geological and other services to LMC, a private company held with a group of other public companies, to provide services on a full cost recovery basis to the various public companies currently sharing office premises.  During the six months ended September 30, 2004, $92,061 was paid to LMC.  These totals include salaries and benefits and cost recoveries.

Quarterly Information

Quarterly information for the ten quarters to September 30, 2004, is as follows:

Statement of Operations Data	September 30, 2004 Quarter	June 30, 2004 Quarter
Investment and other income	$ 3,711	$ 573
General and administrative expenses	184,863	184,484
Mineral property write-downs	--	--
Loss according to financial statements	181,152	183,911
Loss from continuing operations per common share	0.01	0.01

(Cdn$)	Year Ended March 31, 2004
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Investment and other income	$ 19	$ 24	$ 406	$ 974
General and administrative expenses	33,993	59,735	169,395	216,596
Mineral property write-downs	9,807	--	--	2,766
Loss according to financial statements	43,781	59,711	168,989	218,388
Loss from continuing operations per common share	0.00	0.00	0.01	0.02

(Cdn$)	Year Ended March 31, 2003
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Investment and other income	$ 283	$ 40	$ 11	$ 3
General and administrative expenses	31,675	58,519	(3,904)	63,110
Mineral property write-downs	600	3,204	--	1,103,570
Loss according to financial statements	31,992	61,683	(3,915)	1,166,677
Loss from continuing operations per common share	0.00	0.02	0.00	0.04

Cream Minerals Ltd.

Quarterly Report

September 30, 2004

Investing Activities and Capital Expenditures

During the six months ended September 30, 2004, Cream incurred cash payments of $32,427 on the acquisition and $529,061 on exploration and development costs on the Nuevo Milenio, Kootenay Gemstone, Goldsmith, and Stephens Lake properties.  The Company also issued 100,000 common shares with a deemed value of $70,500, pursuant to its option agreements on the Goldsmith property, and 16,667 common shares with a deemed value of $5,583 for an option payment on the Trout Claim group.

Exploration expenditures on the Nuevo Milenio Property in fiscal 2005 included $134,382 on drilling, $80,161 on geological, $76,843 on site activities, $35,752 on assays and analysis, and $45,518 on travel and accommodation.  Other exploration expenditures in fiscal 2005 include $63,383 on exploration of its British Columbia properties.  This included $7,166 on assays and analysis, $49,309 on geological services and $6,765 on travel and accommodation.  The Company expended $8,917 on acquisition costs, and $3,036 on geological related costs in fiscal 2005 on the Stephens Lake property in Manitoba, including the Trout claims.

Current assets decreased to $522,225 at September 30, 2004, as compared to $1,269,340 at March 31, 2004.  The Company is able to meet its current commitments of $93,842 (March 31, 2004 - $216,080) from current existing cash balances.

The market value of investments in marketable securities was $40,461 at September 30, 2004, as compared to $58,023 at March 31, 2004, primarily due to the volatility of the marketable securities held.  The book value of these securities is $43,894.  These investments include shares with a book value of $41,796 that are investments in companies with officers and directors in common with the Company.  Cream also holds 100,000 shares of Terra Gaia Inc., a private company, at a cost of $25,000.

The Company has jointly entered into an agreement (the "Agreement") with 4378831 Manitoba Ltd. (the "Optionor") to option two (2) staked claims namely the Trout and Trout 1 claims located approximately 130 km east of Gillam, Manitoba (the "Trout Claim Group") and encompassing an area of 256 hectares.  The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Claim Group, which is held by the Optionees (namely the Company, Sultan, and ValGold) and is currently under option to BHP Billiton.

Under the terms of the Agreement the Optionees have agreed to make total cash payments of $110,000 and issue 200,001 common shares (66,667 shares in the capital of each of the Optionees) (16,667 issued) to the Optionor over a 36-month period from July 22, 2004.  In addition, the Optionees must also incur exploration expenses and activities of no less than $5,000 by July 22, 2005, $50,000 cumulative prior to the July 22, 2006, and $250,000 cumulative prior to July 22, 2006.  In exchange for the above cash and share payments, and upon completion of the above exploration expenditures and activities, the Optionees will be vested with 75% right, title and interest in and to the Trout Claim Group.  Upon vesting of the 75% interest as set out above, the Optionees and the Optionor shall enter into a 75:25 Joint Venture for the further exploration and development of the Trout Claim Group.

The Company holds an option to acquire a 100% interest in the Goldsmith property located near Kaslo, British Columbia, which is comprised of the Goldsmith property and the Lucky Jack mineral claims.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (100,000 issued) and cash payments totalling $110,000 ($20,000 paid) over six years.

The Lucky Jack option agreement calls for the issuance of 200,000 common shares (100,000 issued) and payments totalling $110,000 ($10,000 paid) over six years.

Financing Activities

In fiscal 2005, 635,001 share purchase warrants were exercised and 129,000 stock options were exercised to acquire 764,001 common shares, providing $186,250 to the treasury.

Of Cream's issued and outstanding shares, no shares were held in escrow at September 30, 2004 or 2003.

Cream Minerals Ltd.

Quarterly Report

September 30, 2004

Financial Constraints

All of Cream's short to medium-term operating and exploration cash flow must be derived from external financing.  As discussed below, Cream will continue to have to rely on financing to carry on its proposed exploration programs for fiscal 2005.  In the event that market conditions prevent Cream from receiving external financing, Cream will be forced to review its property holdings and prioritize its project exploration to fit within cash availability.  Cream's primary exploration focus is currently on the Nuevo Milenio property in Mexico and the Goldsmith and Kootenay Gemstone properties in British Columbia.

With respect to its Kaslo Silver property, Cream has planned a $3 million exploration program that would include geological mapping, expanded geophysical surveys, gravity surveys, additional soil sampling and 12,100 meters of diamond drilling and bulk sampling over existing zones and new targets, on the Black Bear, Black Fox and Ben Hur areas of the property.  This program is contingent on obtaining additional financing.

During the year ended March 31, 2001, Cream acquired three mining lots in the State of Nayarit, Mexico, by denouncement (the Nuevo Milenio property).  In Mexico, tax payments are due in January and July of each year for all mineral property concessions.  These payments escalate and are indexed for all exploration permits.  To date, Cream has made all required tax payments, including the payment made in July 2004.  The Company completed a drilling and exploration program in May 2004.  Exploration results are detailed in the mineral property section of this quarterly report.  Exploration programs on the Company's mineral property interests are contingent on satisfactory exploration results and the ability of the Company to obtain financing, as the Company has no other source of revenue.

Long-Term Debt and Other Commitments

Cream has no long-term debt.  Cream has several mineral property interests under option, where cash and share payments are required to be made pursuant to the terms of the option agreements.  The Company must make cash payments of $40,000 and issue 200,000 common shares in fiscal 2005 to maintain the mineral property interests held at March 31, 2004, in good standing.  During the six months ended September 30, 2004, cash payments of $20,000 have been made and 116,667 common shares have been issued pursuant to the various option agreements.

The Company's ability to continue in operation has generally been dependent on the continuing support of its creditors, funding from related parties, and the Company's ability to secure additional financing.  While it has been successful in securing additional financing in the past, there can be no assurance that it will be able to do so in the future.  Accordingly, its financial statements do not reflect adjustments to the carrying value of assets and liabilities and balance sheet classifications that would be necessary if going concern assumptions were not appropriate.  Some adjustments could be material, and as the Company is dependent on external sources of financing, there may be significant doubt about the ability of the Company to continue as a going concern in future periods.

Uncertainties and Risk Factors

The uncertainties and risks affecting Cream's activities are discussed in the Annual MD&A.

Critical Accounting Policies

The Company continues to follow the accounting policies described in the audited financial statement for the year ended March 31, 2004, that were mailed to shareholders in August of 2004.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, FRANK A. LANG, President and Chief Executive Officer of CREAM MINERALS LTD., certify that:

1.

I have reviewed the interim filings (as this term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings) of CREAM MINERALS LTD.  (the issuer) for the interim period ending September 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  November 26, 2004

"Frank A. Lang"

Frank A. Lang

President and Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, SHANNON M. ROSS, Chief Financial Officer of CREAM MINERALS LTD., certify that:

1.

I have reviewed the interim filings (as this term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings) of CREAM MINERALS LTD. (the issuer) for the interim period ending September 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  November 26, 2004

"Shannon M. Ross"

Shannon M. Ross

Chief Financial Officer